All-Employee Briefing on
Guidant and Johnson & Johnson
Announcement

November 15, 2005

In connection with the proposed merger between Guidant Corporation and Johnson & Johnson,
Guidant and Johnson & Johnson will file with the SEC a post-effective amendment to their prospectus/proxy statement. This material is not a substitute for the revised prospectus/proxy statement.  Investors are urged to read the revised prospectus/proxy statement which will contain important information, including detailed risk factors, when it becomes available. The revised prospectus/proxy statement and other documents which will be filed by Johnson &
Johnson and Guidant with the Securities and Exchange Commission will be available free of charge at the SEC's website, www.sec.gov, or by directing a request when such a filing is made to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention:
Investor Relations; or by directing a request when such a filing is made to Guidant Corporation,
111 Monument Circle, #2900, Indianapolis, IN 46204-5129, Attention: Investor Relations.

Guidant Corporation, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions.
Information about the directors and executive officers of Guidant and their ownership of Guidant stock is set forth in Guidant's most recent filing on Form 10-K.  Investors may obtain additional information regarding the interests of such participants by reading the revised prospectus/proxy statement when it becomes available.

Today’s Announcement
Guidant and J&J Revise Merger Terms

Guidant and Johnson & Johnson have agreed to revised
merger terms to reflect current business conditions:

The combination of $33.25 of cash and .493 J&J shares for each
Guidant share, a deal valued in excess of $21 billion dollars.

The value received per Guidant share will be based on J&J’s
common stock price when the deal closes

The price for each Guidant share ranges from $63-67 per
share based on J&J’s trading price over the last year.  As of yesterday’s close, the price for the transaction would have
been $63.08 per share.

The revised terms received unanimous Guidant Board
approval, and has attained all necessary regulatory clearances

The transaction is now expected to close in the first quarter, subject to Guidant shareholder approval in January 2006.

Near term Clarity – A Promising Future

Merging with J&J reduces uncertainty associated with our current business conditions.

For employees, it provides near-term clarity to move ahead and focus on our patients and customers with the least amount of distraction, and longer-term, the assurance of rewarding and diverse careers.

For shareholders, the board unanimously concluded that the
transaction is in the best interests of shareholders.

While we remain confident about Guidant’s capabilities to continue to rebuild market share, that rebuilding will require time, resolve and resources.

The union with Johnson & Johnson will allow us to address these issues more rapidly and do more for patients with cardiovascular disease than ever before.

Guidant is better positioned to recover more quickly as part of
Johnson & Johnson.

Guidant Perspective

"The Board believes that it is in the best interest of shareholders to proceed with the merger agreement at the revised terms.
Both companies continue to believe that the strategic rationale for a combination is as strong today as when we entered into the original Merger Agreement December 15, 2004.

We feel this combination will allow us to successfully address our current business challenges and is the best way to create sustainable long term value for our patients, customers,
employees and shareholders.”

                                    - James M. Cornelius, Chairman of the Board,

Guidant Corporation

Rationale for the Agreement
As true today as on December 14, 2004

1.

Complementary strengths and combined resources will
allow us to better serve needs of patients and physicians

2.

Transaction will result in increased investment to
accelerate the development of technologically advanced
products

3.

Johnson & Johnson’s world-class leadership in business
development will allow greater patient access to Guidant
therapies

4.

Guidant brings a tradition of product development
velocity and customer focus to the combined enterprise

5.

Agreement will allow for integration of medical
technology, information systems, pharmaceuticals,
biologics and diagnostics in a cost-efficient manner

Complementary Strengths Will Deliver
Sustainable Innovation

Outstanding people

Patient focus

Technological expertise

Velocity of product
innovation

Clinical science expertise

Sharp customer focus

Outstanding people

Demonstrated success in
creating therapy acceptance

Public policy expertise

Long-term investment focus

Broad portfolio of therapies

Strong business
development track record

One of the world’s most
respected corporations

Interim Management Plan

James M. Cornelius appointed interim Chief Executive Officer of Guidant

Mr. Cornelius was elected Chairman of the Board of Directors and its senior executive in September 1994, when Guidant was formed and was instrumental in the successful IPO and subsequent split-off from Eli Lilly and Company in 1995

He served as Guidant’s Chairman of the Board until retirement in 2000, after 33 years of combined service to Guidant and Lilly.

Ronald W. Dollens, who as previously announced, will retire
from the company after a decade of leading the organization

Kathy Lundberg, Chief Compliance Officer, will become a
member of Guidant’s Management Committee, reflecting the
company’s continuing commitment to compliance

Doug Wilson joins the Guidant Management Committee as
Vice President, Human Resources

Mr. Cornelius will lead the company through shareholder
approval and closing of the transaction

How will the organization work until
close?

Nick Valeriani’s leadership team will operate as
previously outlined and will continue to work toward
close.

The integration planning will resume immediately in
preparation for Day One and beyond.

Mr. Cornelius will lead the Guidant Management
Committee, which will convene on Wednesday in
Indianapolis.

It is imperative that we maintain our focus on our day-
to-day activities as we move toward close.

Next Steps in the Transaction

FTC and other regulatory approvals have been
obtained.

Information on the revised terms of the merger
agreement and special shareholders meeting will be
mailed to Guidant shareholders in the near future.

Guidant seeks shareholder vote to approve re-
negotiated terms in January.

Anticipate closing the transaction in the first quarter of
2006.

GAT work was instrumental and constructive in
preparing for the integration and will be realized in the
new combined entity.

What does this mean for Guidant
Employees?

Guidant and Johnson & Johnson remain aligned on the
future of the combined entity — Johnson & Johnson
continues to recognize and value Guidant’s structure and
operating model.

Merging with Johnson & Johnson will help the company
deal with current business conditions and rate of recovery.

The combination continues to offer tremendous
opportunities for Guidant employees’ personal and
professional growth.

Johnson & Johnson continues to hold the capability of
Guidant people in high regard

Johnson & Johnson provides sustainability and the
assurance of rewarding and diverse careers

Summary – Where do we go from here?

We continue to maintain our focus on our company
vision and our day-to-day activities.

We realize you have many questions – as always, we
are committed to open and frequent communications.

In the weeks ahead, both Guidant and Johnson &
Johnson management will be visiting as many sites as
possible to address your questions and concerns.

As before, both companies remain separate entities until
the deal closes.

Stay focused.

Execute against your current business plans.